October 17, 2019

Lee Einbinder
Chief Executive Officer
FinServ Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re: FinServ Acquisition Corp.
           Registration Statement on Form S-1
           Filed October 11, 2019
           File No. 333-234182

Dear Mr. Einbinder:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed October 11, 2019

Finserv Acquisition Corp. Financial Statements
Notes to Financial Statements
Note 8 - Subsequent Events, page F-16

1. Please disclose the date through which subsequent events have been evaluated. Refer to
       ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lee Einbinder
FinServ Acquisition Corp.
October 17, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameLee Einbinder
                                                           Division of
Corporation Finance
Comapany NameFinServ Acquisition Corp.
                                                           Office of Real
Estate & Construction
October 17, 2019 Page 2
cc:       Stuart Neuhauser
FirstName LastName